UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

                 Endurance International Group Holdings, Inc.

(Name of Issuer)

                        Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

                               29272B105

(CUSIP Number)

                           December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29272B105		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus Private Equity X, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 46,150,245
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 46,150,245
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,150,245 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 36.3% (2)
12		TYPE OF REPORTING PERSON PN

(1) As more fully described in Item 4 of this Schedule 13G, the Warburg Pincus Investors are party to a Stockholders Agreement with the Goldman Sachs Investors and certain other holders of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 85,531,332 shares of Common Stock of the Issuer (approximately 67.4% of the outstanding shares of Common Stock of the Issuer), including 20,852,775 shares of Common Stock that are publicly reported as being owned by the Goldman Sachs Investors in such entities’ Form 3, filed with the U.S. Securities and Exchange Commission (“Commission”) on October 25, 2013. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages used herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(2) Based on a total of approximately 126,964,529 shares of Common Stock of Endurance International Group Holdings, Inc. (the “Issuer”) outstanding as of November 30, 2013, as reported on the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission (“Commission”) on December 6, 2013.

CUSIP No. 29272B105		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus X Partners, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,476,426
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,476,426
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,476,426 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.2% (2)
12		TYPE OF REPORTING PERSON PN

(1) As more fully described in Item 4 of this Schedule 13G, the Warburg Pincus Investors are party to a Stockholders Agreement with the Goldman Sachs Investors and certain other holders of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 85,531,332 shares of Common Stock of the Issuer (approximately 67.4% of the outstanding shares of Common Stock of the Issuer), including 20,852,775 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors in such entities’ Form 3, filed with the Commission on October 25, 2013. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages used herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(2) Based on a total of approximately 126,964,529 shares of Common Stock of the Issuer outstanding as of November 30, 2013, as reported on the Issuer’s Form 10-Q filed with the Commission on December 6, 2013.

CUSIP No. 29272B105		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) WP Expedition Co-Invest L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,051,886
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,051,886
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,051,886 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.4% (2)
12		TYPE OF REPORTING PERSON PN

(1) As more fully described in Item 4 of this Schedule 13G, the Warburg Pincus Investors are party to a Stockholders Agreement with the Goldman Sachs Investors and certain other holders of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 85,531,332 shares of Common Stock of the Issuer (approximately 67.4% of the outstanding shares of Common Stock of the Issuer), including 20,852,775 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors in such entities’ Form 3, filed with the Commission on October 25, 2013. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages used herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(2) Based on a total of approximately 126,964,529 shares of Common Stock of the Issuer outstanding as of November 30, 2013, as reported on the Issuer’s Form 10-Q filed with the Commission on December 6, 2013.

CUSIP No. 29272B105		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus X, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 47,626,671
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 47,626,671
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,626,671 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 37.5% (2)
12		TYPE OF REPORTING PERSON PN

(1) As more fully described in Item 4 of this Schedule 13G, the Warburg Pincus Investors are party to a Stockholders Agreement with the Goldman Sachs Investors and certain other holders of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 85,531,332 shares of Common Stock of the Issuer (approximately 67.4% of the outstanding shares of Common Stock of the Issuer), including 20,852,775 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors in such entities’ Form 3, filed with the Commission on October 25, 2013. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages used herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(2) Based on a total of approximately 126,964,529 shares of Common Stock of the Issuer outstanding as of November 30, 2013, as reported on the Issuer’s Form 10-Q filed with the Commission on December 6, 2013.

CUSIP No. 29272B105		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus X LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 47,626,671
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 47,626,671
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,626,671 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 37.5% (2)
12		TYPE OF REPORTING PERSON OO

(1) As more fully described in Item 4 of this Schedule 13G, the Warburg Pincus Investors are party to a Stockholders Agreement with the Goldman Sachs Investors and certain other holders of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 85,531,332 shares of Common Stock of the Issuer (approximately 67.4% of the outstanding shares of Common Stock of the Issuer), including 20,852,775 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors in such entities’ Form 3, filed with the Commission on October 25, 2013. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages used herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(2) Based on a total of approximately 126,964,529 shares of Common Stock of the Issuer outstanding as of November 30, 2013, as reported on the Issuer’s Form 10-Q filed with the Commission on December 6, 2013.

CUSIP No. 29272B105		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus Partners LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 64,678,557
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 64,678,557
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,678,557 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 50.9% (2)
12		TYPE OF REPORTING PERSON OO

(1) As more fully described in Item 4 of this Schedule 13G, the Warburg Pincus Investors are party to a Stockholders Agreement with the Goldman Sachs Investors and certain other holders of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 85,531,332 shares of Common Stock of the Issuer (approximately 67.4% of the outstanding shares of Common Stock of the Issuer), including 20,852,775 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors in such entities’ Form 3, filed with the Commission on October 25, 2013. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages used herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(2) Based on a total of approximately 126,964,529 shares of Common Stock of the Issuer outstanding as of November 30, 2013, as reported on the Issuer’s Form 10-Q filed with the Commission on December 6, 2013.

CUSIP No. 29272B105		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus & Co.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 64,678,557
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 64,678,557
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,678,557 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 50.9% (2)
12		TYPE OF REPORTING PERSON PN

(1) As more fully described in Item 4 of this Schedule 13G, the Warburg Pincus Investors are party to a Stockholders Agreement with the Goldman Sachs Investors and certain other holders of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 85,531,332 shares of Common Stock of the Issuer (approximately 67.4% of the outstanding shares of Common Stock of the Issuer), including 20,852,775 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors in such entities’ Form 3, filed with the Commission on October 25, 2013. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages used herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(2) Based on a total of approximately 126,964,529 shares of Common Stock of the Issuer outstanding as of November 30, 2013, as reported on the Issuer’s Form 10-Q filed with the Commission on December 6, 2013.

CUSIP No. 29272B105		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 47,626,671
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 47,626,671
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,626,671 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 37.5% (2)
12		TYPE OF REPORTING PERSON OO

(1) As more fully described in Item 4 of this Schedule 13G, the Warburg Pincus Investors are party to a Stockholders Agreement with the Goldman Sachs Investors and certain other holders of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 85,531,332 shares of Common Stock of the Issuer (approximately 67.4% of the outstanding shares of Common Stock of the Issuer), including 20,852,775 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors in such entities’ Form 3, filed with the Commission on October 25, 2013. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages used herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(2) Based on a total of approximately 126,964,529 shares of Common Stock of the Issuer outstanding as of November 30, 2013, as reported on the Issuer’s Form 10-Q filed with the Commission on December 6, 2013.

CUSIP No. 29272B105		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Charles R. Kaye
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 64,678,557
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 64,678,557
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,678,557 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 50.9% (2)
12		TYPE OF REPORTING PERSON IN

(1) As more fully described in Item 4 of this Schedule 13G, the Warburg Pincus Investors are party to a Stockholders Agreement with the Goldman Sachs Investors and certain other holders of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 85,531,332 shares of Common Stock of the Issuer (approximately 67.4% of the outstanding shares of Common Stock of the Issuer), including 20,852,775 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors in such entities’ Form 3, filed with the Commission on October 25, 2013. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages used herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(2) Based on a total of approximately 126,964,529 shares of Common Stock of the Issuer outstanding as of November 30, 2013, as reported on the Issuer’s Form 10-Q filed with the Commission on December 6, 2013.

CUSIP No. 29272B105		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Joseph P. Landy
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 64,678,557
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 64,678,557
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,678,557 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 50.9% (2)
12		TYPE OF REPORTING PERSON IN

(1) As more fully described in Item 4 of this Schedule 13G, the Warburg Pincus Investors are party to a Stockholders Agreement with the Goldman Sachs Investors and certain other holders of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 85,531,332 shares of Common Stock of the Issuer (approximately 67.4% of the outstanding shares of Common Stock of the Issuer), including 20,852,775 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors in such entities’ Form 3, filed with the Commission on October 25, 2013. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages used herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(2) Based on a total of approximately 126,964,529 shares of Common Stock of the Issuer outstanding as of November 30, 2013, as reported on the Issuer’s Form 10-Q filed with the Commission on December 6, 2013.

Item 1(a). Name of Issuer:

The name of the issuer is Endurance International Group Holdings, Inc., a Delaware corporation (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Issuer are located at 10 Corporate Drive, Suite 300, Burlington, Massachusetts 01803.

Item 2(a). Name of Person Filing:

This Schedule 13G is being filed jointly by (i) Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (“WP X”), (ii) Warburg Pincus X Partners, L.P., a Delaware limited partnership (together with WP X, the “WP X Funds”), (iii) WP Expedition Co-Invest L.P., a Delaware limited partnership (“WP Co-Invest”), (iv) Warburg Pincus X, L.P., a Delaware limited partnership (“WP X GP”), the general partner of the WP X Funds, (v) Warburg Pincus X LLC, a Delaware limited liability company (“WP X LLC”), the general partner of WP X GP, (vi) Warburg Pincus Partners LLC, a New York limited liability company (“WP Partners”), the sole member of WP X LLC and the general partner of WP Co-Invest, (vii) Warburg Pincus & Co., a New York general partnership (“WP”), the managing member of WP Partners, (viii) Warburg Pincus LLC, a New York limited liability company (“WP LLC”), the manager of the WP X Funds, and (ix) Messrs. Charles R. Kaye and Joseph P. Landy, each a United States citizen and a Managing General Partner of WP and Co-Chief Executive Officers and Managing Members of WP LLC.

Each of Messrs. Kaye and Landy, together with the WP X Funds, WP Co-Invest, WP X GP, WP X LLC, WP Partners, WP LLC and WP are collectively referred to herein as the “Warburg Pincus Reporting Persons.”

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Warburg Pincus Reporting Persons is 450 Lexington Avenue, New York, New York 10017.

Item 2(c). Citizenship:

See Item 2(a).

Item 2(d). Titles of Classes of Securities:

Common Stock, par value $0.0001 per share (the “Common Stock”).

Item 2(e). CUSIP Number:

29272B105

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

☒	Not applicable
(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
(j)	☐ Non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J).

(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4.  Ownership

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for each Warburg Pincus Reporting Person and is incorporated herein by reference for each such Warburg Pincus Reporting Person.

Pursuant to a Stockholders Agreement (the “Stockholders Agreement”), dated October 24, 2013, by and among (i) the Issuer, (ii) the WP X Funds and WP Co-Invest (collectively, the “Warburg Pincus Investors”), (iii) GS Capital Partners VI Fund, L.P., GS Capital Partners VI Offshore Fund, L.P., GS Capital Partners VI Parallel, L.P., GS Capital Partners VI GmbH & Co. KG, Bridge Street 2011, L.P., Bridge Street 2011 Offshore L.P., and MBD 2011 Holdings, L.P. (collectively, the “Goldman Sachs Investors”) and (iv) certain other holders of Common Stock of the Issuer (together with the Goldman Sachs Investors, the “Other Investors”), each of the Warburg Pincus Investors and the Other Investors has agreed to vote the shares of Common Stock of the Issuer that each holds of record in a certain manner on matters related to the election of certain directors appointed by the Warburg Pincus Investors and the Goldman Sachs Investors. In addition, pursuant to the Stockholders Agreement, the WP X Funds and the Goldman Sachs Investors have certain rights to restrict the transfer of each other’s shares of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 85,531,332 shares of Common Stock of the Issuer (approximately 67.4% of the outstanding shares of Common Stock of the Issuer), including 20,852,775 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors. The Warburg Pincus Reporting Persons are not entitled to any rights as a shareholder of the Issuer with respect to the shares of Common Stock of the Issuer beneficially owned by the Other Investors except as expressly set forth in the Stockholders Agreement. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The number of shares of Common Stock of the Issuer owned by each Warburg Pincus Reporting Person as set forth in Rows 5 – 11 of their respective cover pages to this Schedule 13G does not reflect the aggregate shares of Common Stock of the Issuer owned by the Other Investors.

The aggregate total of 20,852,775 shares of Common Stock of the Issuer indicated in this Schedule 13G as being beneficially owned by the Goldman Sachs Investors is derived from the Goldman Sachs Investors’ Form 3, filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 25, 2013, and is not purported to be an accurate representation of the Goldman Sachs Investors’ beneficial ownership as of the date of this Schedule 13G. The Goldman

Sachs Investors are responsible for reporting their beneficial ownership of shares of Common Stock of the Issuer on their own behalf, and the Warburg Pincus Reporting Persons disclaim responsibility for reporting the shares of Common Stock of the Issuer beneficially owned by the Goldman Sachs Investors.

The percentages used herein are calculated based upon the 126,964,529 shares of Common Stock of the Issuer issued and outstanding as of November 30, 2013, as reported on the Issuer’s Form 10-Q dated December 6, 2013 and filed with the Commission on December 6, 2013.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

(1) The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of the Exchange Act. The joint filing agreement among the Warburg Pincus Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1.

(2) Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

WARBURG PINCUS PRIVATE EQUITY X, L.P.

By: Warburg Pincus X, L.P., its general partner By: Warburg Pincus X LLC, its general partner By: Warburg Pincus Partners LLC, its sole member By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

WARBURG PINCUS X PARTNERS, L.P.

By: Warburg Pincus X, L.P., its general partner By: Warburg Pincus X LLC, its general partner By: Warburg Pincus Partners LLC, its sole member By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

WP EXPEDITION CO-INVEST L.P.

By: Warburg Pincus Partners LLC, its general partner By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

WARBURG PINCUS X, L.P.

By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

WARBURG PINCUS X LLC

By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss

Name:	Robert B. Knauss
Title:	Partner

WARBURG PINCUS PARTNERS LLC

By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

WARBURG PINCUS & CO.

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

WARBURG PINCUS LLC

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Managing Director

CHARLES R. KAYE

By:	/s/ Robert B. Knauss
Robert B. Knauss, Attorney-in-fact*

JOSEPH P. LANDY

By:	/s/ Robert B. Knauss
Robert B. Knauss, Attorney-in-fact*

*The Power of Attorney given by each of Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities and Exchange Commission on November 26, 2013 an exhibit to a statement on Form 4 filed by Warburg Pincus Private Equity IX, L.P. with respect to Laredo Petroleum Holdings, Inc. and is hereby incorporated by reference.

Schedule 13G Signature Page